FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated September 7, 2006 (“RIM Introduces the BlackBerry Pearl")

News Release dated September 7, 2006 (“T-Mobile USA and RIM Introduce the Ultra-Sleek BlackBerry Pearl")

News Release dated September 7, 2006 (“Rogers Wireless and RIM Introduce the BlackBerry Pearl in Canada")

Page No 3 3 3

Document 1

September 7, 2006

FOR IMMEDIATE RELEASE

RIM INTRODUCES THE BLACKBERRY PEARL

Waterloo, ON — Determined to develop one of the smallest and lightest smartphones in the world while staying true to the iconic BlackBerry user experience, Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced its latest innovation in mobile handsets – the small, smart and stylish BlackBerry® Pearl™.

RIM is once again changing the mobile communications landscape. This feature-rich smartphone incorporates best-in-class technology that is remarkably small and incredibly easy-to-use. The BlackBerry Pearl comes complete with digital camera, multimedia capabilities and an expandable memory slot for the first time, while continuing to provide the industry leading BlackBerry experience that users have come to love.

“The BlackBerry Pearl elegantly combines an incredibly small, stylish and full-featured smartphone with the gold standard in wireless email and the result is something special. Through the integration of hardware, software and service, we are able to deliver a mobile experience that stands apart in the industry. We are extremely excited to be launching this breakthrough handset and we look forward to rolling it out around the world with our carrier partners,” said Mike Lazaridis, President and Co-CEO, Research In Motion.

Beneath its sleek and stylish exterior, which measures just 4.2” x 1.97” x .57” and weighs only 3.1 ounces, the BlackBerry Pearl is a quad-band GSM/GPRS and EDGE-enabled mobile application powerhouse delivering the fast performance of the latest generation BlackBerry handset platform. The built-in 64MB flash memory is now expandable with a MicroSD card, giving users plenty more storage for music, pictures, videos, and data files.

An advanced and easy-to-use phone

The BlackBerry Pearl delivers exceptional phone quality with premium, easy-to-use phone features including Speaker Independent Voice Recognition for Voice Activated Dialing (VAD), support for polyphonic, mp3 and MIDI ring tones, and intuitive call management features such as smart dialing, conference calling, speed dialing and call forwarding. It also features a speakerphone and Bluetooth® 2.0 for use with hands-free headsets, car kits and other Bluetooth peripherals such as a GPS receiver. BlackBerry Desktop Software synchronization via Bluetooth is also supported.

Email and text messaging on the go

With a helpful Setup Wizard, the unique “push-based” BlackBerry service comes to life giving users synchronized access to both personal and corporate email accounts with attachment viewing and the ability to manage multiple accounts while on the go*. The BlackBerry Pearl also comes with a newly enhanced version of RIM’s SureType™ QWERTY keypad technology that makes typing messages and dialing phone numbers quick and easy. The handset is supported on BlackBerry Internet Service as well as BlackBerry Enterprise Server, with a new set of IT policy controls on the latter to allow IT departments to administer camera and expansion memory settings on corporate handsets.

— more —

Vivid display and intuitive navigation

Images appear incredibly vivid and crisp on the BlackBerry Pearl’s large, ultra-bright, high resolution (240x260) display. Built-in light sensing technology automatically adjusts the screen and keypad brightness for optimum viewing of emails and attachments, pictures, web pages, business applications and games in indoor, outdoor and dark environments. The BlackBerry Pearl also introduces an incredibly intuitive user interface with a supple, responsive trackball that makes vertical and lateral scrolling fast and easy. Dedicated ‘menu’ and ‘escape’ keys on either side of the trackball along with context sensitive menus make navigation instinctive, smooth, and true to the BlackBerry experience.

Digital camera — just snap and send

Featuring a 1.3 megapixel camera with built-in flash and 5x digital zoom, users can snap a picture and instantly share it with friends and family by email**, MMS or BlackBerry Messenger. Photos can also be set as caller ID images, and can be easily transferred between the handset and a computer using the included USB cable.

BlackBerry Maps™ – quick and easy directions

BlackBerry Maps delivers maps and step-by-step driving directions quickly and conveniently. BlackBerry Maps works together with other BlackBerry applications, enabling users to send maps via email and launch maps from other applications including contacts in their address book. BlackBerry Maps is currently available in North America only.

Built-in media player – for convenience and fun

The BlackBerry Pearl comes with a media player and stereo headset jack so users can enjoy their favorite music and videos on the go. Music and video clips are delivered with rich sound and vivid color. MP3 and ACC music files and MPEG4 and H.263 video files are supported.

Availability

The BlackBerry Pearl will be available from T-Mobile USA in the United States beginning September 12. It will also be available in October from Rogers Wireless in Canada and a variety of carriers in Europe. Availability in Asia-Pacific and Latin America is expected later this year.

For more information about the BlackBerry Pearl, please visit http://www.rim.com/newsroom/media/pearl.shtml or www.BlackBerryPearl.com.

* Includes support for Microsoft® Exchange, IBM Lotus® Domino®, Novell® GroupWise® and most popular ISP email accounts.

** Requires minimum versions of BlackBerry Internet Service or BlackBerry Enterprise Server software. Check with service provider or IT administrator for availability.

— more —

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

September 7, 2006

FOR IMMEDIATE RELEASE

T-MOBILE USA AND RIM INTRODUCE THE ULTRA-SLEEK BLACKBERRY PEARL

The New BlackBerry Pearl Delivers the Full BlackBerry Experience and Powerful New Features in an Amazingly SmallPhone

Bellevue, Wash. and Waterloo, ON –T-Mobile USA, Inc. and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced the BlackBerry® Pearl™, an unbelievably small, smart and stylish BlackBerry phone that’s as perfect for staying close to your friends and family as it is for a busy day at work. It is the ideal phone for the burgeoning consumer mobile email market, providing the sleekness and multimedia capabilities that consumers seek, while also staying true to the unique BlackBerry experience that people have come to love. Available in the United States exclusively from T-Mobile beginning Tuesday, September 12, the BlackBerry Pearl is the sleekest BlackBerry yet at a mere 4.2” x 1.97” x .57” and weighing just 3.1 ounces.

The end-to-end BlackBerry wireless email solution continues to shine with support for both personal and corporate email accounts, allowing consumers to stay connected to family, friends and work at their convenience. Web browsing is fast and easy thanks to the BlackBerry Pearl’s powerful device platform and T-Mobile’s fast EDGE network.* Voice features and quality are first-rate and the BlackBerry Pearl incorporates a digital camera, multimedia capabilities and an expandable memory slot for the first time. And, of course, ease-of-use remains a top priority. With such smoothly integrated support for phone, email, and an array of other mobile features, the BlackBerry Pearl from T-Mobile is an ideal mobile companion for staying connected to friends, family and life.

“The revolutionary BlackBerry Pearl, available exclusively at T-Mobile, is the first phone that brings together, in a compelling way for consumers, effortless email with the power of a full-featured mobile phone,” said Mike Butler, Chief Marketing Officer, T-Mobile USA. “The BlackBerry Pearl is the ideal phone for bringing mobile email to the more than 150 million people across the country who use e-mail, almost every day, to stay connected to those who matter most.”

“We are extremely proud to introduce the BlackBerry Pearl in the United States together with T-Mobile,” said Mike Lazaridis, President and Co-CEO at RIM. “The BlackBerry Pearl is an engineering marvel wrapped in a smooth and stylish exterior. Whether you are talking, typing, reading, listening, or taking pictures, it feels and performs great. More and more mobile phone users are warming to the prospect of wireless email for both their personal and professional lives, and we believe this amazing little BlackBerry phone is just what many consumers have been waiting for.”

The new BlackBerry Pearl from T-Mobile USA includes:

o     BlackBerry Internet Service™ - allows access to up to 10 personal and corporate email accounts, including most popular ISP email accounts

o     Popular instant messaging clients: AOL®, Yahoo!® MSN® and ICQ®**

o     1.3 megapixel camera with 3 zoom levels (up to 5X) and built-in flash

o     Multimedia player with stereo headset jack for MP3 and AAC music files and as well as MPEG4 and H.263 video formats

o     High performance HTML browser for visiting your favorite web sites while on the go*

o     A newly enhanced version of RIM's popular SureType™ keyboard technology that makes typing email quick and easy

o     An incredibly intuitive user interface with an easy-to-use trackball, dedicated 'menu' and 'escape' keys, and context-sensitive menus that make navigation feel instinctive and fast

o     Intuitive call management features such as smart dialing, conference calling, speed dialing, and call forwarding

o     First-rate phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated 'send', 'end', and 'mute' keys, speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals

o     Quad-band GSM/GPRS and EDGE network support for international roaming***

o     BlackBerry Maps - a new application which adds mapping and location based services to the BlackBerry Pearl. BlackBerry Maps works together with other BlackBerry applications enabling users to send maps via email and launch maps from other applications, including contacts in your address book

o     Support for polyphonic, mp3 and MIDI ring tones **

o     A large, ultra-bright 240x260 color display that brings images to life

o     An innovative light-sensing technology that automatically optimizes the screen, trackball and keyboard lighting for indoor, outdoor and dark environments

o     64MB built-in flash memory, expandable via MicroSD expansion slot

o     BlackBerry Enterprise Server™ support - integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® environments and features a new set of IT policy controls for IT departments to administer camera and expansion memory settings.

The BlackBerry Pearl from T-Mobile USA is available beginning Tuesday, September 12 solely at T-Mobile retail stores, select authorized dealers, online at www.t-mobile.com, or by calling 1-800-T-MOBILE.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile USA’s GSM/GPRS voice and data networks in the United States (including roaming and other agreements) reach more than 268 million people. In addition, T-Mobile operates the largest carrier-grade, commercial wireless broadband network in the United States, providing Wi-Fi access at more than 7,400 public locations throughout the country, with further Wi-Fi access being made available at over 27,000 international roaming locations. For more information, visit the company web site at www.t-mobile.com. T-Mobile® is a federally registered trademark of Deutsche Telekom AG.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Not all sites optimized for mobile browsers.

** Separate charges may apply.

*** Check at www.t-mobile.com or a T-Mobile store for information on available international roaming services and international roaming charges.

_________________

Media Contacts:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Peter Dobrow
T-Mobile USA Media Relations
425.378.4002
mediarelations@t-mobile.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  Neither RIM nor T-Mobile assumes any liability or makes any representation, warranty or guarantee in relation to third-party products or services.

Document 3

September 7, 2006

FOR IMMEDIATE RELEASE

ROGERS WIRELESS AND RIM INTRODUCE THE BLACKBERRY PEARL IN CANADA

TORONTO AND WATERLOO, ON — Rogers Wireless (TSX: RCI; NYSE: RG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch the new BlackBerry® Pearl™, one of the world’s smallest and lightest smartphones. Weighing in at just 3.1 ounces and measuring a mere 4.2” x 1.97” x .57", it packs the full power of the BlackBerry experience together with an impressive range of new features.

In addition to supporting phone, email, messaging, organizer, web browser and other mobile applications, the BlackBerry Pearl is also the first BlackBerry handset to incorporate a digital camera, MP3 player, video player and an expandable memory slot.

“As Canada’s leading wireless carrier and data leader, Rogers Wireless is pleased to be the first to introduce the new BlackBerry Pearl in Canada,” said John Boynton, Senior Vice President & Chief Marketing Officer at Rogers Wireless. “Leveraging the popular and proven BlackBerry platform, the BlackBerry Pearl is the handset for everyone, combining the most advanced voice and data features with multi-media features such as a media player and camera together in a small and powerful smartphone.”

“RIM and Rogers have been working together on wireless technologies for nearly 20 years and it is extremely gratifying to jointly introduce another breakthrough product to the Canadian market,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “We set out to address the demand from a growing number of consumers for an ultra sleek and stylish smartphone that can also deliver an uncompromising mobile voice, email and browsing experience. The innovative BlackBerry Pearl solidly hits the mark.”

The new BlackBerry Pearl from Rogers Wireless includes:

o     1.3 megapixel camera with 3 zoom levels (up to 5X) and built-in flash

o     Multimedia player with stereo headset jack for MP3 and AAC music files, as well as MPEG4 and H.263 video formats

o     The BlackBerry Pearl operates on Rogers Wireless' GSM/GPRS/EDGE network allowing customers to use the quad-band BlackBerry Pearl while traveling overseas in over 180 countries*

o     BlackBerry Internet Service™ - allows access to up to 10 personal and corporate email accounts, including most popular ISP email accounts

o     High performance HTML browser for visiting your favourite web sites while on the go

o     A newly enhanced version of RIM's popular SureType™ keyboard technology that makes typing email, text and media messages quick and easy

o     An enhanced incredibly intuitive user interface with an easy-to-use trackball, dedicated 'menu' and 'escape' keys, and context-sensitive menus that make navigation feel instinctive and fast

o     Intuitive call management features such as smart dialing, conference calling, speed dialing, and call forwarding

o     First-rate phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated 'send', 'end', and 'mute' keys, speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals

o     Rogers Wireless dedicated BlackBerry technical support in French and English at no additional charge

o     Support for popular Instant Messaging (IM) applications such as Yahoo!® Messenger and Google Talk

o     BlackBerry Maps - a new application which adds mapping to the BlackBerry Pearl. BlackBerry Maps works together with other BlackBerry applications enabling consumers to send maps via email and launch maps from other applications, including contacts in the address book

o     Support for polyphonic, mp3 and MIDI ring tunes

o     A large, ultra-bright 240x260 colour display that brings images to life

o     An innovative light-sensing technology that automatically optimizes the screen, trackball and keyboard lighting for indoor, outdoor and dark environments

o     64MB built-in flash memory, expandable via MicroSD expansion slot

o     BlackBerry Enterprise Server™ support - integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® environments and features a new set of IT policy controls for IT departments to administer camera and expansion memory settings.

The BlackBerry Pearl from Rogers Wireless is expected to be available in retail and business channels beginning October 2006.

For more information about the BlackBerry Pearl, please visit http://www.rim.com/newsroom/media/pearl.shtml or www.BlackBerryPearl.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Rogers Wireless

Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 6.2 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada’s largest and clearest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada’s only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology and the only technology that enables roaming around the world in over 180 countries. The company is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

_________________

Media contacts:
Marisa Conway
Brodeur (for RIM)
(212) 771-3639
mconway@brodeur.com

Odette Coleman
Rogers Wireless
W: (416) 935-6441
M: (416)315-6343
Odette.coleman@rci.rogers.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Please check with Rogers Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 8, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller